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                              October 6, 2023

       Alf Melin
       Executive Vice President and Chief Financial Officer
       TechnipFMC plc
       Hadrian House, Wincomblee Road
       Newcastle Upon Tyne, United Kingdom

                                                        Re: TechnipFMC plc
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 8-K filed on
July 27, 2023
                                                            File No. 001-37983

       Dear Alf Melin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating Results of Business Segments, page 48

   1. You refer to various factors that impacted your operations both here and in the segment discussion, however,
you do not quantify the impact of these factors. For example, you state that subsea
revenue increased due to higher project installation activity in Brazil and the United Kingdom,
which was offset by the negative impact of foreign exchange. You also indicate that the
increase in Surface Technologies operating profit increased due to both volume and pricing
in North America. Where a material change is due
                                                        to two or more factors,
please revise to provide a quantified discussion of the
                                                        various factors
impacting such change. In addition, you state that the increase in Surface
                                                        Technologies revenue
was driven by an increase in North American activity. Please revise to include a quantified
discussion of the factors impacting such activity with a focus on specific projects or
products, where possible. Refer to Item 303(b) of Regulation S-K.
 Alf Melin
TechnipFMC plc
October 6, 2023
Page 2
Consolidated Financial Statements of TechnipFMC PLC and Consolidated
Subsidiaries
Note 22. Pension and Other Post-Retirement Benefit Plans, page 97

2. We note that you used a weighted-average discount rate of 9.97% to determine the benefit obligation for international pension plans in fiscal 2022 compared to a discount rate of
      1.99% in fiscal 2021. Please explain to us the reason for such increase and provide us with the discount rates used in determining your weighted-average assumptions for each of
      Netherlands, France, Germany, United Kingdom and Canada.
Item 2.02 Form 8-K Furnished July 27, 2023

Exhibit 99.1
Reconciliation of GAAP to non-GAAP Financial Measures, page 18

3. You state that management believes the exclusion of charges and credits from your financial measures enables investors and management to more effectively evaluate
      TechnipFMC's operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked or misleading to both investors and management by the excluded items. Please revise to remove the reference to
      "masked or misleading" as your current disclosures appear to imply that the GAAP financial measures could potentially be misleading. Provide us with proposed revisions in your response.
4. Please explain how you determined the income tax effects on your measure of non-GAAP
      Income (loss) from continuing operations attributable to TechnipFMC plc. In your response, address why you have not included a tax adjustment for the non-recurring legal settlement charge in this Form 8-K earnings release, or similarly, for impairment and other charges and loss from investment in Technip Energies in the February 23, 2023 Form 8-
      K. Also revise your disclosures to explain how the tax effects of the non-GAAP adjustments are calculated. Refer to Question 102.11 of the non-GAAP
C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.



                                                           Sincerely,
FirstName LastNameAlf Melin
Comapany NameTechnipFMC plc                                Division of
Corporation Finance
                                                           Office of Technology
October 6, 2023 Page 2
cc:
FirstName Julia Thompson
          LastName